AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON July 29, 2008
REGISTRATION NO. 333- _________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

NEXMED, INC.
(Exact Name of Registrant as Specified in its Charter)

NEVADA (State or Other Jurisdiction of Incorporation)	87-0449967 (I.R.S. Employer Identification Number)

89 TWIN RIVERS DRIVE
EAST WINDSOR, NEW JERSEY 08520
(609) 371-8123
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant's Principal Executive Offices)

VIVIAN H. LIU
89 TWIN RIVERS DRIVE
EAST WINDSOR, NEW JERSEY 08520
(609) 371-8123
(609) 426-9116 (FACSIMILE)
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

COPIES TO:

ROBERT L. KOHL, ESQ.
KATTEN MUCHIN ROSENMAN LLP
575 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 940-8800
(212) 940-6557 (FACSIMILE)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as possible after the Registration Statement becomes effective.

If the only Securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional Securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.001 par value (the “Common Stock”)	4,080,356	(2)	$1.42	$5,794,105.52	$227.71

(1)   Pursuant to Rule 457(c) as of July 23, 2008.

(2)   Pursuant to the terms of a Registration Rights Agreement dated as of June 30, 2008 among the registrant and the purchasers signatory thereto, the registrant is registering for resale 130% of the number of shares of Common Stock issuable upon full conversion of Convertible Notes (2,946,428 shares) purchased pursuant to a Purchase Agreement dated as of June 30, 2008 to allow for the resale of shares issuable in the event the conversion price is reduced or in the event shares are issued in payment of principal accretions on the Convertible Notes. The registrant is also registering for resale an additional 250,000 shares of Common Stock issuable upon exercise of the Warrant issued pursuant to a Binding Commitment for Credit Line dated as of May 12, 2008.

This number of shares is subject to adjustment for, and this registration statement also covers, such number of additional shares as are necessary to prevent dilution resulting from stock splits, stock dividends, or similar events as specified under the terms of the Convertible Notes and Warrant.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
NEXMED, INC.
4,080,356 SHARES
COMMON STOCK

This prospectus relates to the resale, from time to time, of up to 4,080,356 shares of Common Stock of NexMed, Inc., a Nevada corporation, all of which are being offered by the selling stockholders named in this prospectus. 3,830,356 shares consist of 130% of the number of shares of Common Stock issuable upon full conversion of Convertible Notes (2,946,428 shares) issued pursuant to a Purchase Agreement dated June 30, 2008 to allow for the resale of shares issuable in the event the conversion price is reduced or in the event shares are issued in payment of principal accretions on the Convertible Notes. 250,000 shares consist of the total number of shares of Common Stock issuable upon exercise of the Warrant issued pursuant to a Binding Commitment for Credit Line dated as of May 12, 2008. See “Selling Stockholders” at page 11.

All net proceeds from the sale of the shares of Common Stock offered by this prospectus will go to the selling stockholders; we will not receive any proceeds from such sales.

Our principal executive offices are at 89 Twin Rivers Drive East Windsor, New Jersey 08520 and our telephone number is (609) 371-8123.

Our Common Stock is listed on the Nasdaq Capital Market under the ticker symbol “NEXM”. On July 23, 2008, the last reported sale price of our Common Stock was $1.35 per share.

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THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 5, IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July __, 2008

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by NexMed, Inc., any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an internet website address at http://www.nexmed.com. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 100 F Street, N.E, Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We hereby incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

(1)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

(2)	Our Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007;

(3)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

(4)	Our Current Report on Form 8-K filed on April 24, 2008;

(5)	Our Current Report on Form 8-K filed on May 14, 2008;

(6)	Our Amendment to Current Report on Form 8-K/A filed on May 30, 2008;

(7)	Our Current Report on Form 8-K filed on July 1, 2008;

(8)	Our Current Report on Form 8-K filed on July 3, 2008;

(9)	Our Current Report on Form 8-K filed on July 23, 2008;

(10)	Our Proxy Statement on Schedule 14A filed on April 18, 2008 (except for information contained therein which is furnished);

(11)
The description of our securities contained in our Registration Statement on Form S-3 (File No. 333-46976), dated September 29, 2000, including any amendment or report filed for the purpose of updating such information.

 You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

NEXMED, INC.
89 TWIN RIVERS DRIVE
EAST WINDSOR, NEW JERSEY 08520
ATTN: MS. VIVIAN LIU
(609) 371-8123

You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling stockholders have agreed not to make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

All references in this prospectus to “NexMed,” the “Company,” “us,” “our,” “registrant,” or “we” include NexMed, Inc., a Nevada corporation, and any subsidiaries or other entities that we own or control. All references in this prospectus to “Common Stock” refer to our Common Stock, par value $.001 per share.

The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus.

INFORMATION ABOUT US

General.

We are a Nevada corporation and have been in existence since 1987. Since 1994, we have positioned ourselves as a pharmaceutical and medical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems. We are currently focusing our efforts on new and patented topical pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT®, which may enable an active drug to be better absorbed through the skin.

The NexACT® transdermal drug delivery technology is designed to enhance the absorption of an active drug through the skin, overcoming the skin's natural barrier properties and enabling high concentrations of the active drug to rapidly penetrate the desired site of the skin or extremity. Successful application of the NexACT® technology would improve therapeutic outcomes and reduce systemic side effects that often accompany oral and injectable medications. We have applied the NexACT® technology to a variety of compatible drug compounds and delivery systems, and, on our own or through development partnerships, are in various stages of developing new topical treatments for male and female sexual dysfunction, nail fungus, psoriasis, and other dermatological conditions. We intend to continue our efforts developing topical treatments based on the application of NexACT® technology to drugs: (1) previously approved by the FDA, (2) with proven efficacy and safety profiles, (3) with patents expiring or expired and (4) with proven market track records and potential.

On June 18, 2007, Vivian H. Liu was appointed as our Chief Executive Officer. Ms. Liu succeeded Richard J. Berman, who was elected by the Board to serve as its non-executive Chairman. Mr. Berman was our interim Chief Executive Officer from January 2006 through June 2007 and has served as a Director of NexMed since 2002. At the Annual Meeting of Stockholders on June 18, 2007, Ms. Liu was also elected to serve on the Board of Directors for a three-year term. On November 2, 2007, we announced the appointment of Mr. Hemanshu Pandya to the position of Vice President and Chief Operating Officer. In addition, we have formed a Scientific Advisory Board headed by Dr. David Tierney, who also serves as a Director on the Board of Directors. The focus of the Scientific Advisory Board is to assist us in evaluating our current pipeline consisting of early stage NexACT® based products under development, and also assist us in identifying and evaluating new product development opportunities going forward.

We have an exclusive global licensing agreement with Novartis International Pharmaceutical Ltd. (“Novartis”) for NM100060, our proprietary topical nail solution for the treatment of onychomycosis (nail fungal infection). Under the agreement, Novartis acquired the exclusive worldwide rights to NM100060 and has assumed all further development, regulatory, manufacturing and commercialization responsibilities as well as costs. Novartis agreed to pay us up to $51 million in upfront and milestone payments on the achievement of specific development and regulatory milestones, including an initial cash payment of $4 million at signing. In addition, we are eligible to receive royalties based upon the level of sales achieved.

In July 2008, Novartis completed testing for the Phase 3 clinical trials for NM100060. The Phase 3 program for NM100060 consists of two pivotal, randomized, double-blind, placebo-controlled studies. The parallel group studies are designed to assess the efficacy, safety and tolerability of NM100060 in patients with mild to moderate toenail onychomycosis. Approximately 1,000 patients completed testing in the two studies, which took place in the U.S., Europe, Canada and Iceland.

The Phase 3 program top line results are expected to be available to us in early Fall 2008, with Novartis planning to file the New Drug Application (“NDA”) in the U.S. before the end of 2008 if the Phase 3 trial data is successful. If the trial is successful, we will receive significant cash infusions from Novartis before year-end. Per the agreement, we will receive a $6 million milestone payment for positive Phase 3 results and a $7 million and $3 million milestone payment for the filing of the NDA in the U.S. and the Marketing Authorization Application (“MAA”) in Europe, respectively. However, there is no certainty that the Phase 3 trial will be successful. Should the Phase 3 trial be unsuccessful then we will not receive any of the $16 million stated above and the licensing agreement with Novartis will most likely be terminated.

The completion of patient enrollment in the ongoing Phase 3 clinical trials for NM100060 has triggered a $3 million milestone payment from Novartis. Pursuant to the terms of the licensing agreement with Novartis, this payment was due on February 4, 2008, or 7 months after last patient enrolled in the Phase 3 studies. However, the agreement also provides that clinical milestones paid to us by Novartis shall be reduced by 50% until we receive an approved patent claim on the NM100060 patent application which we filed with the U.S. patent office in November 2004. As such, we received $1.5 million from Novartis on March 4, 2008. Based on the Office Actions received to-date, we expect to receive an approved patent claim before the end of the third quarter of 2008. When we file the patent issuance fee, it would trigger an additional $2 million patent milestone due from Novartis, and cause Novartis to release the balance of $1.5 million remaining from the $3 million patient enrollment milestone. However, there is no certainty that we will receive an approved patent claim for NM100060 this year or at all.

In March 2007, Novartis commenced a comparator study in ten European countries. Over 900 patients with mild to moderate onychomycosis are participating in this open-label study, which is designed to assess the safety and tolerability of NM100060 (terbinafine 10% topical formulation) versus Loceryl® (amorolfine) 5% nail lacquer, a topical treatment for onychomycosis that is approved in Europe. The comparator study is expected to be completed by early 2009 and the data will be included in the MAA, which is currently scheduled to be filed after the U.S. filing for approval.

The most advanced of our products under development is our topical alprostadil-based cream treatment intended for patients with erectile dysfunction (the “ED Product”), which was previously known as Alprox-TD®. Our NDA was filed and accepted for review by the FDA in September and November 2007, respectively. During a teleconference with the FDA in early July 2008, our use of the name Vitaros® for the ED Product was verbally approved by the FDA. On July 21, 2008, we received a not approvable letter from the FDA in response to our NDA. The major regulatory issues raised by the FDA were related to the results of the transgenic mouse carcinogenicity study which NexMed completed in 2002. The transgenic mouse concern raised by the FDA is product specific, and does not affect the dermatological products in our pipeline, specifically NM100060. We plan to meet with the FDA and come to agreement on the necessary actions required in order to resubmit our NDA and resolve the deficiencies cited for our NDA for Vitaros®. The post review meetings typically take up to 75 days to schedule. We will also submit to the FDA final reports for two new, two-year carcinogenicity studies in both mice and rats, which were identified in the FDA’s letter as part of the information package needed to resolve the major deficiencies cited.

On November 1, 2007, we licensed the U.S. rights of Vitaros® to Warner Chilcott Company, Inc. (“Warner”). Warner paid us $500,000 upon signing and agreed to pay us up to $12.5 million on the achievement of specific regulatory milestones and will undertake the manufacturing investment and any other investment for further product development that may be required for product approval, including an estimated $2 million for improvements to our East Windsor manufacturing facility in order for the facility to be ready for commercial manufacturing. Additionally, Warner is responsible for the commercialization of Vitaros®. However, should Warner determine that it does not wish to continue the regulatory approval process for Vitaros®, the licensing agreement would terminate, and the U.S. rights to the ED Product would revert back to us. In the meantime, we are actively working with Warner in the preparation of our response to the FDA concerning its letter dated July 21, 2008.

The NDA for Vitaros® is based on a formulation that requires refrigeration for stability. We have developed the prototype for a non-refrigerated ED Product. We estimate that $5 million will have to be invested in the scale-up (developing the prototype to production level) of the room temperature version of Vitaros®. Pursuant to the Warner contract, Warner would fund the development expenses for the room temperature Vitaros® if Warner and NexMed jointly decide to switch to the room temperature Vitaros® for commercialization.

In terms of the NDA filing in the U.S., we have taken the regulatory position that the long term safety data for Vitaros® should be based on our clinical database of over 3,000 patients, instead of a 12-month open-label study as indicated by ICH (International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use) guidance. We did not obtain the FDA’s opinion of our regulatory position prior to our filing the NDA for Vitaros®. In its July 21, 2008 letter to us, the FDA did not cite the lack of completion of our long term open label safety study as a deficiency. We are encouraged that we do not need to redo this study, which would have taken up to 18 months to complete and at a cost of $8 million.

In January 2008, the FDA began and completed the pre-approval inspection (“PAI”) of our facility, which is a requirement upon the filing of the NDA for Vitaros®. The PAI is conducted by the FDA to ensure that our facility is in compliance with Good Manufacturing Practices (“GMP”) as defined by FDA regulations and to determine if we have the ability to begin commercial manufacturing upon approval of the NDA. The PAI was completed with certain observations made by the FDA and a withhold status was placed on the facility, which means that the facility is currently not approved by the FDA for commercial manufacturing. In it July 21, 2008 letter to us, the FDA indicated that satisfactory resolution of these deficiencies is required before our NDA can be approved. We are responding to their observations in a timely manner in order to ensure that our facility is compliant with GMP well in advance of commercial manufacturing. While Warner intends to manufacture Vitaros® in the future, our facility is listed as the manufacturing and quality control laboratory in the NDA and will likely be the initial site for commercial manufacturing of Vitaros® upon its approval for commercialization.

On February 21, 2007, the Canadian regulatory authority, Health Canada, informed us that the lack of a completed 12-month open label safety study would not preclude them from accepting and reviewing our New Drug Submission (“NDS”) in Canada which was accepted for review on February 15, 2008. On May 2, 2008, we announced that our manufacturing facility received a GMP compliance certification from Health Canada, which is essential for the ultimate approval and marketing of Vitaros® in Canada. The review and approval process in Canada typically takes about 12 months. Even though we are encouraged by the initial positive feedback from Health Canada, the risk remains that we may not be successful in convincing them to approve our product for marketing.

On April 20, 2007, the United Kingdom regulatory authority, Medicines and Healthcare Products Regulatory Agency (the “MHRA”) also informed us that the safety data that we have compiled to date was sufficient for the MAA to be filed and accepted for review in the United Kingdom. We had another guidance meeting with the MHRA in January 2008 and received additional input for the preparation of our MAA. However, the MHRA informed us at that time that due to the backlog of MAA filings, they would not be able to receive and start reviewing our MAA until February 2009. Even though we are encouraged by the initial positive feedback from the MHRA, the risk remains that we may not be successful in convincing the MHRA and other European regulatory authorities to approve our product for marketing.

We are also developing Femprox®, which is an alprostadil-based cream product intended for the treatment of female sexual arousal disorder. We have completed nine clinical studies to date, including one 98-patient Phase 2 study in the U.S. for Femprox®, and also a 400-patient study for Femprox® in China, where the cost for conducting clinical studies is significantly lower than in the U.S. We do not intend to conduct additional studies for this product until we have secured a co-development partner, which we are actively seeking.

We have also continued early stage development work for our product pipeline with the goal of focusing our attention on product opportunities that would replicate the model of our licensed anti-fungal nail treatment. Our current efforts are focused on the development of viable topical treatments for psoriasis, a common dermatological condition.

Research and Development

Our research and development expenses for the years ended December 31 2007, 2006 and 2005 were $5,022,671, $5,425,137 and $11,222,099, respectively. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, through December 31, 2007, we have spent $91,492,702 on research and development.

Patents

We have thirteen U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT® technology and our NexACT® -based products under development. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

The following table identifies our thirteen U.S. patents issued for NexACT® technology and/or our NexACT®-based products under development, and the year of expiration for each patent. In addition, we have over 200 international patents and U.S. and international patent applications pending.

Patent Name	Expiration Date

Biodegradable Absorption Enhancers	2008
Biodegradable Absorption Enhancers	2009
Compositions and Methods for Amelioration of Human Female Sexual Dysfunction	2017
Topical Compositions for PGE1 Delivery	2017
Topical Compositions for Non-Steroidal Anti-Inflammatory Drug Delivery	2017
Prostaglandin Compositions & Methods of Treatment for Male Erectile Dysfunction	2017
Medicament Dispenser	2019
Crystalline Salts of dodecyl 2-(N, N-Dimethylamino) *	2019
Topical Compositions Containing Prostaglandin E 1	2019
CIP: Topical Compositions Containing Prostaglandin E 1	2019
Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2020
CIP: Prostaglandin Composition and Methods of Treatment of Male Erectile Dysfunction	2020
Topical Stabilized Prostaglandin E Compound Dosage Forms	2023

* Composition of matter patent on our NexACT ® technology which is included in all of our current products under development

The two patents covering the first generation of the NexACT® technology enhancer will expire in 2008 and 2009. However, our current products under development contain the second generation of the NexACT® technology which is protected by a patent that will expire in 2019.

RISK FACTORS

FACTORS THAT COULD AFFECT OUR FUTURE RESULTS

RISKS RELATED TO THE COMPANY

We continue to require external financing to fund our operations.

While we expect our patent on NM100060 to be allowed during the third quarter of 2008, triggering a $3.5 million payment from Novartis and, depending upon the results of the Phase 3 program for NM100060, an additional up to $16 million before the end of 2008, there is no assurance that we will receive either such payment in 2008, if at all. As such, we currently continue to depend upon external financing, as described below, to fund our operations, and there is no assurance that such financing will be available in the future.

On May 12, 2008, we entered into a Binding Commitment for Credit Line (the “Commitment”) with Southpoint Capital Advisors, LP (the “Lender”). Pursuant to the Commitment, we established a $3 million credit line (the “Credit Line”) with the Lender, which expires on December 31, 2008. We may draw down (“Draw Down”) on the Credit Line up to five times during the term of the Credit Line, and Draw Downs may not exceed $600,000 in any 30 day period. In addition, we may only Draw Down when the Company’s cash and cash equivalents are below $1 million, and we must give the Lender at least 5 days’ notice prior to any Draw Down. In the event the results from the Phase 3 trials on our anti-fungal product are negative, further Draw Downs on the Credit Line will be prohibited.

On June 30, 2008, we entered into a Purchase Agreement (the “Agreement”) with Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc. (both Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc. collectively referred to as “TWSS”). Pursuant to the Agreement, we issued to TWSS 7% convertible notes (the “Notes”) due December 31, 2011 (the “Due Date”) in the aggregate principal amount of $5.75 million. In connection therewith, we entered into a Mortgage, Security Agreement and Assignment of Leases and Rents (the “Mortgage”) both dated June 30, 2008, pursuant to which TWSS have been granted a security interest in our two East Windsor, New Jersey properties. We used approximately $3.06 million of the proceeds from this transaction to repay all of our obligations under a Purchase Agreement with Twin Rivers Associates LLC, dated October 26, 2007, which was secured by a mortgage on the two East Windsor, New Jersey properties and such mortgage was released upon repayment.

The Notes are convertible into shares of our Common Stock with $4.75 million convertible at $2 per share on or before the Due Date and $1 million convertible at $1.75 per share on or before December 31, 2008. The Notes have a coupon rate of 7% per annum, which is payable at our option in cash or, with certain exceptions, in shares of Common Stock at the lesser of a price of 95% of a five-day weighted average of, or $0.08 less than, the market price of the Common Stock prior to the time of payment.

The closing of these transactions in the second quarter of 2008, along with our current cash reserves, provide sufficient funding for our operations through 2008.

We continue to incur operating losses.

Our current business operations began in 1994 and we have a limited operating history. We may encounter delays, uncertainties and complications typically encountered by development stage businesses. We have not marketed or generated revenues in the U.S. from our products under development. We are not profitable and have incurred an accumulated deficit of $134,518,102 since our inception and through December 31, 2007. Our ability to generate revenues and to achieve profitability and positive cash flow will depend on the successful licensing or commercialization of our products currently under development. However, even if we eventually generate revenues from sales of our products currently under development or from licensing fees, we expect to incur significant operating losses over the next several years. Our ability to become profitable will depend, among other things, on our (1) development of our proposed products, (2) obtaining of regulatory approvals of our proposed products on a timely basis and (3) success in licensing, manufacturing, distributing and marketing our proposed products.

Our independent registered public accounting firm has doubt as to our ability to continue as a going concern.

As a result of our losses to date, expected losses in the future, limited capital resources and accumulated deficit, our independent registered public accounting firm has concluded that there is substantial doubt as to our ability to continue as a going concern, and accordingly, our independent registered public accounting firm has modified their report on our December 31, 2007 consolidated financial statements included in our annual report on Form 10-K in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. These factors may make it more difficult for us to obtain additional funding to meet our obligations. Our continuation is dependent upon our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses at least until successful commercialization of one or more of our products, and we may never operate profitably in the future.

We will need partnering agreements and significant funding to continue with our research and development efforts, and they may not be available.

Our research and development expenses for the years ended December 31, 2007, 2006 and 2005 were $5,022,671, $5,425,137 and $11,222,099, respectively. Since January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company, through December 31, 2007 we have spent $91,492,702 on research and development. Given our current level of cash reserves and low rate of revenue generation, we may not be able to fully advance our products under development unless we enter into additional partnering agreements. If we are successful in entering into additional partnering agreements for our products under development, we may receive milestone payments, which will offset some of our research and development expenses.

We will also need significant funding to pursue our overall product development plans. In general, products we plan to develop will require significant time-consuming and costly research and development, clinical testing, regulatory approval and significant investment prior to their commercialization. Even with funding, research and development activities may not be successful; our products may not prove to be safe and effective; clinical development work may not be completed; and the anticipated products may not be commercially viable or successfully marketed.

We currently have no sales force or marketing organization and will need, but may not be able, to attract marketing partners or afford qualified or experienced marketing and sales personnel.

In order to market our proprietary products under development, we will need to attract additional marketing partner(s) that will need to spend significant funds to inform potential customers, including third-party distributors, of the distinctive characteristics and benefits of our products. Our operating results and long term success will depend, among other things, on our ability to establish (1) successful arrangements with domestic and additional international distributors and marketing partners and (2) an effective internal marketing organization. Consummation of partnering arrangements is subject to the negotiation of complex contractual relationships, and we may not be able to negotiate such agreements on a timely basis, if at all, or on terms acceptable to us.

Pre-clinical and clinical trials are inherently unpredictable. If we or our partners do not successfully conduct these trials, we or our partners may be unable to market our products.

Through pre-clinical studies and clinical trials, our products must be demonstrated to be safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not allow for prediction of results in later-stage testing. Future clinical trials may not demonstrate the safety and effectiveness of our products or may not result in regulatory approval to market our products. Commercial sales in the United States of our products cannot begin until final FDA approval is received. The failure of the FDA to approve our products for commercial sales will have a material adverse effect on our prospects.

We depend on Novartis to realize the potential of NM100060, and, if we successfully enter into similar licensing agreements for other products, we will similarly be dependent upon our other partners.

In September 2005, we announced a global licensing agreement with Novartis, pursuant to which Novartis acquired the exclusive worldwide rights to NM100060, our topical anti-fungal nail treatment product, and agreed to pay us up to $51 million on the achievement of specific development and regulatory milestones and assume all costs and responsibilities related to NM100060. In addition, Novartis agreed to pay us royalties based upon the level of sales achieved. To date, we have received $4 million from Novartis. In order to realize the full potential of NM100060, we will depend upon Novartis for the development, manufacturing and commercialization of NM100060 and for obtaining regulatory approval of NM100060. In addition, many of the milestones upon which the Company would receive payment are based upon the satisfaction of criteria set by Novartis and the determination by Novartis to seek regulatory approval for the drug. Novartis may terminate the licensing agreement, in its entirety or on a country-by-country basis, by providing the Company up to 180 days notice. However, in such case Novartis would be obligated to complete the first Phase 3 clinical trial for the product and the rights to NM100060 would revert back to NexMed. Since we intend to pursue similar licensing arrangements for other products, we will similarly be dependent on our partners to realize the full potential of such products.

We depend on Warner Chilcott to realize the potential of Vitaros® in the United States.

In November 2007, we announced a U.S. licensing agreement with Warner pursuant to which Warner acquired the exclusive U.S. rights to Vitaros®, and agreed to pay us up to $12.5 million on the achievement of specific regulatory milestones and assume all costs and responsibilities related to the development, manufacturing and commercialization of Vitaros®. In addition, Warner agreed to pay us royalties based upon the level of sales achieved. In order to realize the full potential of Vitaros® in the U.S., we will depend upon Warner for the development, manufacturing and commercialization of Vitaros®. However, should Warner determine that it does not wish to continue to seek regulatory approval of Vitaros® then the licensing agreement would terminate and all rights would revert back to the Company.

Patents and intellectual property rights are important to us but could be challenged.

Proprietary protection for our pharmaceutical products is of material importance to our business in the U.S. and most other countries. We have sought and will continue to seek proprietary protection for our products to attempt to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. Our success may depend on our ability to (1) obtain effective patent protection within the U.S. and internationally for our proprietary technologies and products, (2) defend patents we own, (3) preserve our trade secrets, and (4) operate without infringing upon the proprietary rights of others. In addition, we have agreed to indemnify our partners for certain liabilities with respect to the defense, protection and/or validity of our patents and would also be required to incur costs or forego revenue if it is necessary for our partners to acquire third party patent licenses in order for them to exercise the licenses acquired from us.

We have thirteen U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT® technology and our NexACT-based products under development. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty corresponding international applications for our issued U.S. patents and pending U.S. patent applications. The two patents covering the first generation of the NexACT® technology enhancer will expire in 2008 and 2009. However, our products under development contain the second generation of the NexACT® technology which is protected by a patent that will expire in 2019. While we believe there are significant disadvantages to using the permeation enhancers that are covered by the two patents expiring in 2008 and 2009, including the difficulty of formulation, there is always a risk that once our enhancers are off patent, they can be used by other parties to develop competitive products.

While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

While we believe that our patents would prevail in any potential litigation, the holders of competing patents could determine to commence a lawsuit against us and even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

We and our licensees depend upon third party manufacturers for chemical manufacturing supplies.

We and our licensees are dependent on third party chemical manufacturers for the active drugs in our NexACT®-based products under development, and for the supply of our NexACT® enhancers that are essential in the formulation and production of our topical products on a timely basis and at satisfactory quality levels. If our validated third party chemical manufacturers fail to produce quality products on time and in sufficient quantities, our results would suffer, as we or our licensees would encounter costs and delays in revalidating new third party suppliers.

We face severe competition.

We are engaged in a highly competitive industry. We and our licensees can expect competition from numerous companies, including large international enterprises, and others entering the industry with regard to our products. Most of these companies have greater research and development, manufacturing, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors' financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. Products developed by our competitors may be more effective than our products.

We may be subject to potential product liability and other claims, creating risks and expense.

We are also exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. We currently have liability insurance to cover claims related to our products that may arise from clinical trials, with coverage of $1 million for any one claim and coverage of $3 million in total, but we do not maintain product liability insurance for marketed products as our products have yet to be commercialized. We may need to acquire such insurance coverage prior to the commercial introduction of our products. If we obtain such coverage, we have no guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against us if we are uninsured, or which is in excess of our insurance coverage, if any, could have a material adverse effect upon us and on our financial condition.

INDUSTRY RISKS

We are vulnerable to volatile market conditions.

The market prices for securities of biopharmaceutical and biotechnology companies, including ours, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements, such as the results of testing and clinical trials, the status of our relationships with third-party collaborators, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by us or others and general market conditions, concerning us, our competitors or other biopharmaceutical companies, may have a significant effect on the market price of our Common Stock.

We and our licensees are subject to numerous and complex government regulations which could result in delay and expense.

Governmental authorities in the U.S. and other countries heavily regulate the testing, manufacture, labeling, distribution, advertising and marketing of our proposed products. None of our proprietary products under development has been approved for marketing in the U.S. Before any products we develop are marketed, FDA and comparable foreign agency approval must be obtained through an extensive clinical study and approval process.

The studies involved in the approval process are conducted in three phases. In Phase 1 studies, researchers assess safety or the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied in the Phase 1 study for a period of several months. In Phase 2 studies, researchers determine the drug's efficacy with short-term safety by administering the drug to subjects who have the condition the drug is intended to treat, assess whether the drug favorably affects the condition, and begin to identify the correct dosage level. Up to several hundred subjects may be studied in the Phase 2 study for approximately 6 to 12 months, depending on the type of product tested. In Phase 3 studies, researchers further assess efficacy and safety of the drug. Several hundred to thousands of patients may be studied during the Phase 3 studies for a period from 12 months to several years. Upon completion of Phase 3 studies, a New Drug Application is submitted to the FDA or foreign governmental regulatory authority for review and approval.

The failure to obtain requisite governmental approvals for our products under development in a timely manner or at all would delay or preclude us and our licensees from marketing our products or limit the commercial use of our products, which could adversely affect our business, financial condition and results of operations.

Because we intend that our products will be sold and marketed outside the U.S., we and/or our licensees will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. The failure to meet each foreign country's requirements could delay the introduction of our proposed products in the respective foreign country and limit our revenues from sales of our proposed products in foreign markets.

Successful commercialization of our products may depend on the availability of reimbursement to the consumer from third-party healthcare payers, such as government and private insurance plans. Even if one or more products is successfully brought to market, reimbursement to consumers may not be available or sufficient to allow the realization of an appropriate return on our investment in product development or to sell our products on a competitive basis. In addition, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental controls. In the U.S., federal and state agencies have proposed similar governmental control and the U.S. Congress has recently considered legislative and regulatory reforms that may affect companies engaged in the healthcare industry. Pricing constraints on our products in foreign markets and possibly in the U.S. could adversely affect our business and limit our revenues.

RISKS RELATED TO OWNING OUR COMMON STOCK

We do not expect to pay dividends on our common stock in the foreseeable future.

Although our stockholders may receive dividends if, as and when declared by our board of directors, we do not intend to declare dividends on our Common Stock in the foreseeable future. Therefore, you should not purchase our Common Stock if you need immediate or future income by way of dividends from your investment.

We may issue additional shares of our capital stock that could dilute the value of your shares of common stock.

We are authorized to issue 130,000,000 shares of our capital stock, consisting of 120,000,000 shares of our Common Stock and 10,000,000 shares of our preferred stock of which 1,000,000 are designated as Series A Junior Participating Preferred Stock, 800 are designated as Series B 8% Cumulative Convertible Preferred Stock and 600 are designated as Series C 6% Cumulative Convertible Preferred Stock. As of June 30, 2008, 83,910,721 shares of our Common Stock were issued and outstanding and 18,473,464 shares of our Common Stock were issuable upon the exercise or conversion of outstanding options, warrants and convertible securities (including the Convertible Notes and Warrant). As of June 30, 2008, there were no shares of Series A, Series B or Series C Preferred Stock outstanding. In light of our possible future need for additional financing, we may issue authorized and unissued shares of Common Stock at below current market prices or additional convertible securities that could dilute the earnings per share and book value of your shares of our Common Stock.

In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, certain warrants provide (with certain exceptions) for an adjustment of the exercise price if we issue shares of Common Stock at prices lower than the then exercise or conversion price or the then prevailing market price. This means that if we need to raise equity financing at a time when the market price for our Common Stock is lower than the exercise or conversion price, or if we need to provide a new equity investor with a discount from the then prevailing market price, then the exercise price will be reduced and the dilution to stockholders increased.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of Common Stock offered by this prospectus. All proceeds from the sale of the shares covered by this prospectus will be for the account of the selling stockholders named herein. See “Selling Stockholders” and “Plan of Distribution.”

PRIVATE PLACEMENT AGREEMENTS

This prospectus relates to the resale, from time to time, of up to 4,080,356 shares of Common Stock of NexMed, Inc., a Nevada corporation, all of which are being offered by the selling stockholders named in this prospectus. 3,830,356 shares consist of 130% of the number of shares of Common Stock issuable upon full conversion of Convertible Notes (2,946,428 shares) issued pursuant to a Purchase Agreement dated June 30, 2008, which is described below, to allow for the resale of shares issuable in the event the conversion price is reduced or in the event shares are issued in payment of principal accretions on the Convertible Notes. 250,000 shares consist of the total number of shares of Common Stock issuable upon exercise of the Warrant issued pursuant to a Binding Commitment for Credit Line dated as of May 12, 2008, which is described below.

On May 12, 2008, we entered into a Binding Commitment for Credit Line with Southpoint Capital Advisors, LP (“Lender”). Pursuant to the Binding Commitment for Credit Line, we issued to Southpoint Master Fund LP a three year warrant to purchase 250,000 shares of Common Stock at an exercise price of $1.15, and we established a $3 million credit line (the “Credit Line”) with the Lender, which expires on December 31, 2008. We may draw down (“Draw Down”) on the Credit Line up to five times during the term of the Credit Line, and Draw Downs may not exceed $600,000 in any 30 day period. In addition, we may only Draw Down when the Company’s cash and cash equivalents are below $1 million, and we must give the Lender at least 5 days’ notice prior to any Draw Down. In the event the results from the Phase 3 trials on our anti-fungal product are negative, further Draw Downs on the Credit Line will be prohibited.

On June 30, 2008, we entered into a Purchase Agreement with Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc. Pursuant to the agreement, we issued to Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc. 7% convertible notes in the aggregate principal amount of $5.75 million. The notes are convertible into shares of the Common Stock, with $4.75 million convertible at $2 per share on or before December 31, 2011, and $1 million convertible at $1.75 per share on or before December 31, 2008. The notes have a coupon rate of 7% per annum, which is payable at our option in cash or, with certain exceptions, in shares of Common Stock at the lesser of $0.08 less than, or a price of 95% of, a five-day weighted average of the market price of the Common Stock prior to the time of payment. The agreement also granted to Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc. a security interest in the two East Windsor, New Jersey properties owned by us.

We used approximately $3.06 million of the proceeds from the 7% convertible notes transaction to repay all of our obligations under a Purchase Agreement between us and Twin Rivers Associates LLC, dated October 26, 2007, which was secured by a mortgage on the two East Windsor, New Jersey properties owned by us and such mortgage was released upon repayment.

SELLING STOCKHOLDERS

This prospectus covers only the resale of shares of our Common Stock by the selling stockholders. The number of shares of Common Stock that may be actually sold by the selling stockholders will be determined by such selling stockholders.

The following table sets forth: (1) the name of the selling stockholders, (2) the number (as reported by the selling stockholders to the Company) and percentage of shares of our Common Stock beneficially owned by the selling stockholders, including shares purchasable upon exercise of warrants and conversion of convertible securities (including the Convertible Notes and Warrant), (3) the maximum number of shares of Common Stock which the selling stockholders can sell pursuant to this prospectus and (4) the number (as reported by the selling stockholders to the Company) and percentage of shares of Common Stock that the selling stockholders would own if they sold all their shares registered by this prospectus. The selling stockholders will receive all of the net proceeds from the sale of its shares of Common Stock offered by this prospectus.

Because the selling stockholders may sell all or part of their shares of Common Stock pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot accurately estimate the number and percentage of shares of Common Stock that the selling stockholders will hold in the aggregate at the end of the offering covered by this prospectus.

Name of Selling Stockholders (1)	# of Shares of Common Stock Owned before this Offering (2)	Percentage of Class owned by the Selling Stockholders before this Offering (3)	Number of Shares of Common Stock being registered by this Prospectus		Number of Shares of Common Stock to be Owned after this Offering (5)	Percentage of Class to be owned by the Selling Stockholders after this Offering (6)
Tail Wind Fund Ltd.	4,014,776	4.6%	3,164,208	(4)	1,580,770	1.8%
Solomon Strategic Holdings, Inc.	609,296	*	666,148	(4)	96,874	*
Southpoint Master Fund LP	14,291,002	16.2%	250,000		14,041,002	15.9%
Totals	18,915,074	20.6%	4,080,356	(4)	15,718,646	17.1%

* less than 1%

(1)
Neither the selling stockholders, nor any of their officers, directors or principal equity holders, have held any position or office or have had any material relationship with us within the past three years.

(2)
Includes shares of Common Stock and shares of Common Stock issuable upon the exercise of warrants or conversion of convertible securities (including the Convertible Notes and Warrant, as applicable) held by the selling stockholders.

(3)
This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 83,910,721 shares of Common Stock outstanding as of June 30, 2008, plus the shares of Common Stock issuable upon the exercise of warrants or conversion of convertible securities (including the Convertible Notes and Warrant, as applicable) held by the selling stockholders, as applicable.

(4)
Pursuant to the terms of a Registration Rights Agreement dated as of June 30, 2008 between the Company and the holders of the Convertible Notes, we agreed to register for resale 883,928 shares in addition to those issuable upon full conversion of the Convertible Notes (2,946,428 shares) to allow for the resale of shares issuable in the event the conversion price is reduced or in the event shares are issued in payment of principal accretions on the Convertible Notes.

(5)
Represents the number of shares of Common Stock owned by the selling stockholders and the number of shares of Common Stock issuable upon the exercise of warrants or conversion of convertible securities held prior to the issuance of the Convertible Notes and Warrant, as applicable, and assumes the sale of all of the shares of Common Stock being registered by this prospectus.

(6)
This percentage is calculated using as the numerator, the number of shares of Common Stock included in the prior column and as the denominator, 83,910,721 shares of Common Stock outstanding as of June 30, 2008, plus the shares of Common Stock issuable upon the exercise of warrants or conversion of convertible securities (including the Convertible Notes and Warrant, as applicable) held by the selling stockholders, as applicable.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock on behalf of the selling stockholders. Sales of shares may be made by the selling stockholders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq Capital Market, any other exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

-
a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

-	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

-	ordinary brokerage transactions and transactions in which the broker solicits purchases;

-	through options, swaps or derivatives;

-	in privately negotiated transactions;

-	in making short sales entered into after the date of this prospectus or in transactions to cover such short sales; and

-	put or call option transactions relating to the shares.

The selling stockholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders and the selling stockholders have agreed to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by the selling stockholders that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

-	the name of the selling stockholders and of the participating broker-dealer(s);

-	the number of shares involved;

-	the initial price at which the shares were sold;

-	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

-	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

-	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when the selling stockholders notify us that a donee or pledgee intends to sell more than 500 shares of Common Stock.

We are paying all expenses and fees in connection with the registration of the shares. The selling stockholders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

Wells Fargo Bank, N.A., located at P.O. Box 64854, South St. Paul, MN 55164-0854, is the transfer agent and registrar for our Common Stock.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of Common Stock offered by this prospectus have been passed upon on behalf of the Company by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada.

EXPERTS

The financial statements for the years ended December 31, 2007 and 2006, incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of Amper, Politziner & Mattia, PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements for the year ended December 31, 2005 (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

NEXMED, INC.

4,080,356 SHARES

COMMON STOCK
_____

PROSPECTUS
_____

July __, 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Expenses to be paid by us in connection with the issuance and distribution of the securities being registered are as follows:

Registration Fees	$227.71
Legal Fees and Expenses	$20,000	*
Accounting Fees and Expenses	$10,500	*
Miscellaneous	$1,772.29	*
Total	$32,500	*

*Estimated

The selling stockholders will pay none of the expenses incident to the registration of the selling stockholders’ shares, except for any selling discounts or commissions paid to brokers or dealers engaged by the selling stockholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our officers and directors are indemnified under Nevada law, our Amended and Restated Articles of Incorporation and our Second Amended and Restated By-Laws as against certain liabilities. Our Amended and Restated Articles of Incorporation require us to indemnify our directors and officers to the fullest extent permitted by the laws of the State of Nevada in effect from time to time. Our Second Amended and Restated By-Laws contain provisions that implement the indemnification provisions of our Amended and Restated Articles of Incorporation.

Pursuant to Article X of our Amended and Restated Articles of Incorporation, none of our directors or officers shall be personally liable to us or our stockholders for damages for breach of fiduciary duty as a director or officer, except for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (2) the payment of dividends in violation of the applicable statutes of Nevada. This Article X also says that if Nevada law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, the liability of a director or officer of the corporation shall be eliminated or limited to the fullest extent permitted by Nevada law, as so amended from time to time. Pursuant to Section 8.1 of our Amended and Restated By-Laws, no officer or director shall be personally liable for any obligations arising out of any of his or her acts or conduct performed for or on our behalf. Nevada Revised Statutes Section 78.138 currently provides that a director or officer shall not be individually liable to us or our stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties as a director or officer and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law. These provisions of Nevada law are self-executing so, to the extent our Amended and Restated Articles of Incorporation or Second Amended and Restated By-Laws would be deemed to be inconsistent with Nevada Revised Statutes Section 78.138, the provisions of such statute that limit the personal liability of our directors and officers will control.

Pursuant to Article XI of our Amended and Restated Articles of Incorporation, we shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was or has agreed to become a director or officer of our company or is serving at our request as a director or officer of another entity or enterprise, to the fullest extent permitted by applicable law, against any and all loss, liability and expenses, including attorneys’ fees, costs, damages, judgments, fines, amounts paid upon judgments, and ERISA excise taxes or penalties, actually and reasonably incurred by such person in connection with such action, suit or proceeding, including any appeal. This right to indemnification shall continue for any person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, next of kin, executors, administrators and legal representatives.

Article XI of our Amended and Restated Articles of Incorporation also provides that we shall pay the expenses of directors and officers incurred as a party to any threatened, pending or completed action, suit or proceeding, as they are incurred and in advance of the final disposition of the action, suit or proceeding, but only upon receipt of an undertaking from the director or officer to repay the advanced amounts in the event it is ultimately determined by a final decision, order or decree of a court of competent jurisdiction that the director or officer is not entitled to be indemnified for such expenses.

Section 8.1 of our Second Amended and Restated By-Laws requires us to indemnify and hold harmless each person and his or her heirs and administrators who shall serve at any time as a director or officer from and against any and all claims, judgments and liabilities to which such persons shall become subject by any reason of his or her having been a director of officer or by reason of any action alleged to have been taken or omitted to have been taken by him or her as such director or officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability, including power to defend such person from all suits as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his or her own negligence or willful misconduct. We, our directors, officers, employees and agents shall be fully protected in taking any action or making any payment or in refusing to do so in reliance upon the advice of counsel.

Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify a present or former director, officer, employee or agent of the corporation, or of another entity for which such person is or was serving in such capacity at the request of the corporation, who was or is a party to any threatened, pending or completed action, suit or proceeding, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith, arising by reason of service in such capacity if such person (i) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes, or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions brought by or in the right of corporation, however, no indemnification may be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.751 of the Nevada Revised Statutes permits any discretionary indemnification under Section 78.7502 of the Nevada Revised Statutes, unless ordered by a court or advanced to a director or officer by the corporation in accordance with the Nevada Revised Statutes, to be made by the corporation only as authorized in each specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination of indemnification must be made (1) by the stockholders, (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or (4) if a quorum consisting of directors who were not parties to the actions, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

We also maintain directors and officers liability insurance with Carolina Casualty Insurance Company and RSUI Indemnity Company with total liability limits of $10,000,000 per occurrence and in the aggregate. With some exceptions (fraud and Section 16(b) violations, for example) this coverage extends to most securities law claims.

In addition, in the agreements that we have entered into with the selling stockholders, we and the selling stockholders agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

ITEM 16. EXHIBITS.

Exhibit Number	Description

4.1	Form of Common Stock certificate (1)
4.2	Rights Agreement and Form of Rights Certificate (2)
4.3	Amendment No. 1 to Rights Agreement (3)
4.4	Form of Warrant
5.1	Opinion of Brownstein Hyatt Farber Schreck, LLP regarding the validity of the Common Stock being registered
10.1	Form of Purchase Agreement, dated as of June 30, 2008, between the Company and the Purchasers named therein (4)
10.2	Form of Registration Rights Agreement, dated as of June 30, 2008, between the Company and the Purchasers named therein (5)
10.3	Form of Note (6)
10.4	Form of Binding Commitment for Credit Line, dated as of May 12, 2008 (7)
23.1	Consent of Brownstein Hyatt Farber Schreck, LLP (contained in Exhibit 5.1)
23.2	Consent of Amper, Politziner & Mattia, PC
23.3	Consent of PricewaterhouseCoopers LLP
24.1	Form of Power of Attorney

(1) Incorporated herein by reference to Exhibit 3.1 to our Registration Statement on Form 10-SB (File No. 0-22245) filed with the Commission on March 14, 1997, including any amendment or report filed for the purpose of updating such information.

(2) Incorporated herein by reference to Exhibit 4 to our Current Report on Form 8-K filed with the Commission on April 10, 2000.

(3) Incorporated herein by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the Commission on January 22, 2007.

(4) Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on July 3, 2008.

(5) Incorporated herein by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the Commission on July 3, 2008.

(6) Incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the Commission on July 3, 2008.

(7) Incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Commission on May 14, 2008.

Item 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or its most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered), and any deviation from the low or high end of the estimated maximum offering range, may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that the undertakings set forth in paragraphs (a)(i), (a)(ii) and (a)(iii) above do not apply if the information required with or furnished to the Securities and Exchange Commission to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Windsor, State of New Jersey on this 28th day of July 2008.

NEXMED, INC.

By:
/s/ Vivian H. Liu
Name: Vivian H. Liu
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Vivian H. Liu	Chief Executive Officer and Director	July 28, 2008
Vivian H. Liu

/s/ Mark Westgate	Chief Financial Officer and principal	July 28, 2008
Mark Westgate	accounting officer

David S. Tierney *	Director	July 28, 2008
David S. Tierney

Leonard A. Oppenheim *	Director	July 28, 2008
Leonard A. Oppenheim

Arthur D. Emil *	Director	July 28, 2008
Arthur D. Emil

Martin R. Wade, III *	Director	July 28, 2008
Martin R. Wade, III

Richard J. Berman *	Director	July 28, 2008
Richard J. Berman

*By:	/s/ Mark Westgate	July 28, 2008
Mark Westgate (ATTORNEY-IN-FACT)

EXHIBIT INDEX

Exhibit Number	Description

4.4	Form of Warrant
5.1	Opinion of Brownstein Hyatt Farber Schreck, LLP regarding the validity of the Common Stock being registered
23.2	Consent of Amper, Politziner & Mattia, PC
23.3	Consent of PricewaterhouseCoopers LLP
24.1	Form of Power of Attorney